 PetroChina Company Limited

September 8, 2023

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PetroChina Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-15006

Dear Sir/Madame,

I refer to the comments set forth in the letter dated August 4, 2023 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2022. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

1.	Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure regarding the ownership of your shares as well as the controlling financial interest in you. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company respectfully advises the Staff that, Item 16I (a) of the Form 20-F provides that a registrant that is owned or controlled by a foreign governmental entity is not required to submit the documentation required by 16I (a). As disclosed by the Company in Items 3, 4 and 16I of its Form 20-F, the Company’s controlling shareholder, China National Petroleum Corporation (“CNPC”), held 82.62% of the shares of the Company as of March 31, 2023, and CNPC is wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), a foreign government entity. Thus, the Company is a company “owned or controlled by a foreign government entity” and therefore it is not required to submit any supplemental basis documentation required under 16I (a).

The Company’s disclosure of SASAC's 100% stake in CNPC under Item 16I (b) and other items of its 20-F for 2022 was based on the publicly available official registration information, i.e. the equity

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information registered with the State Administration for Market Regulation. The disclosure of CNPC’s shareholding in the Company was based on the information as registered with the securities registration and clearing institutions relevant to the listing of the Company's shares on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, as well as the information provided by certain brokers. These sources of information are reliable and there is no need for the Company to rely upon any legal opinions or third party certifications such as affidavits as basis. Therefore, the Company does not need to base its disclosures under (b)(2) and (3) on any legal opinion or affidavit.

2.	We note your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5), including that you do not specifically address governmental entities. We also note that you have subsidiaries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

Response: The Company respectfully advises the Staff that, the Company has disclosed that SASAC is a government entity under Item 3, and when SASAC first appeared in the 20-F, the Company used its full name and also indicated its official abbreviated name, and the abbreviated name was used throughout the document thereafter. As a result, under Item 16I, the Company did not repeatedly disclose SASAC as a government entity. In addition, the company structure chart under Item 4 also included disclosure that SASAC held 100% equity interest in CNPC, which held 82.62% equity interest in the Company.

Item 16I(b) provides that “any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the required disclosures for itself and its consolidated foreign operating entity or entities”. As the Company, being the listed entity, is a company incorporated in the PRC and it has not consolidated any foreign entity by means of a VIE or similar structure, the requirement to disclose information on entities consolidated by VIE or similar structures under Item 16I (b) is not applicable to the Company.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

Response: As discussed above, this requirement is not applicable to the Company.

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the information required by (b)(3), (b)(4), and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

Response: As discussed above, this requirement is not applicable to the Company.

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3.	We note your disclosure on page 122. Please confirm, if true, that your reference to “CPC members” includes officials of the Chinese Communist Party as required by Item 16I(b)(4) of Form 20-F. Please note that your referring the reader to Item 6 for information does not meet the disclosure requirements for Item 16I(b)(4). Therefore, please disclose the names of such officials under this section.

Response: The Company respectfully advises the Staff that the Company has disclosed its directors’ biographies in detail under Item 6 and that at the beginning of each of the biographies, the Company has disclosed the director’s then position in the CPC organization within the entity he served. That is, six directors of the Company were members of the CPC Leadership Team of CNPC as of the submission date of the Form 20-F, and no directors held any positions in any CPC organization within any government agencies. Since neither the HFCAA, the Holding Foreign Companies Accountable Act Disclosure, nor the Form 20-F, provide a specific definition or description of the scope of the term “CCP official”, for purposes of providing the disclosure required under Item 16I(b)(4), the Company has referred to the information disclosed under Item 6.

In response to the Staff’s comment, the Company hereby summarizes the information of such directors’ positions in the CPC organization as of the submission date of the Company’s 20-F for 2022.

Name	Position in the Company	Position in the CPC
Houliang DAI	Chairman	The secretary of the CPCLeadership Team of CNPC
Qijun HOU	Vice chairman	The deputy secretary of the CPC Leadership Team of CNPC
Liangwei DUAN	Non-executive Director	The deputy secretary of the CPC Leadership Team of CNPC
Yongzhang HUANG	Executive Director, president	A member of the CPC Leadership Team of CNPC
Lixin REN	Executive Director, senior vice president	A member of the CPC Leadership Team of CNPC
Jun XIE	Non-executive Director	A member of the CPC Leadership Team of CNPC

In addition, as disclosed in his biography, Mr. Fangzheng JIAO, a director of the Company as of the submission date of the 20-F for 2022, was previously a member of the CPC Leadership Team of CNPC, but he no longer held the position as of the submission date of the 20-F for 2022. The other four independent directors of the Company are not CPC members.

4.	Regarding disclosure of the names of CCP officials in above comment, please also supplementally describe the steps you have taken to confirm that completeness of the disclosure regarding the names of members of your board or the boards of your consolidated

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foreign operating entities who are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully advises the Staff that the biography information (including identity information, educational background, work background, political party background, etc.) of the Company’s directors was provided by the individuals before they were nominated. The relevant committee of the Company’s board of directors has reviewed the information in accordance with the committee’s rules. Before public disclosure of the biographies, each director has confirmed the information as per the request of the Company. The Company did not rely upon third party certifications such as affidavits as the basis for disclosure. As discussed above, given that the Company does not use a VIE structure, the requirement to disclose the information about consolidated foreign operating entities is not applicable to the Company.

If you have any questions about this letter, please contact me (hko@petrochina.com.hk;

Phone number: +852.2899.2010; Fax: +852.2899.2390).

Very truly yours,

/s/ Hua WANG
Name:	Hua WANG
Title:	CFO and Secretary to Board of Directors

Cc: By email

Fang WEI

Alternative Authorized Representative

PetroChina Company Limited

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP

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